Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2016 Results

Luxembourg, February 21, 2017 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2016.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Full Year 2016 Results

	FY 2016	FY 2015

Steel Shipments (tons)	9,764,000	9,600,000	2%
Iron Ore Shipments (tons)	3,310,000	3,636,000	-9%
Net Sales (USD million)	7,224.0	7,877.4	-8%
Operating Income (USD million)	1,141.7	639.3	79%
EBITDA (USD million)	1,548.6	1,073.1	44%
EBITDA per Ton (USD)	158.6	111.8
EBITDA Margin (% of net sales)	21.4%	13.6%
Equity in Results of Non-Consolidated Companies	14.6	(272.8)
Net Income (USD million)	706.9	59.8
Equity Holders' Net Income (USD million)	595.6	8.1
Earnings per ADS (USD)	3.03	0.04

•	EBITDA[1] of USD1.5 billion in 2016, a 44% year-over-year increase mainly as a result of higher EBITDA per ton and slightly higher shipments.
•	Earnings per ADS[2] of USD3.03 in 2016.
•	Capital expenditures of USD435.5 million in 2016, compared to USD466.6 million in 2015.

[1]	EBITDA in 2016 equals operating income of USD1.1 billion adjusted to exclude depreciation and amortization of USD406.9 million.
[2]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

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•	Net debt position of USD0.9 billion at the end of December 2016, down USD248.0 million compared to December 31, 2015 and equivalent to 0.6 times net debt to last twelve months EBITDA.

Operating income in 2016 was USD1.1 billion, 79% higher than operating income in 2015. Steel shipments reached 9.8 million tons in 2016, slightly higher year-over-year mainly as a result of a 472,000 ton increase in Mexico, partially offset by a 331,000 ton decrease in the Southern Region. Operating margin increased, mainly reflecting USD133 lower operating cost per ton partially offset by USD77 lower revenue per ton. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material, energy and labor costs. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix.

Net income in 2016 was USD706.9 million, compared to net income of USD59.8 million in 2015. The USD647.1 million increase in the year-over-year comparison was mainly due to higher operating income, better results from non-consolidated companies and lower net financial expenses, partially offset by consequently higher income tax expenses.

Summary of Fourth Quarter 2016 Results

	4Q 2016	3Q 2016		4Q 2015

Steel Shipments (tons)	2,378,000	2,348,000	1%	2,310,000	3%
Iron Ore Shipments (tons)	855,000	808,000	6%	906,000	-6%
Net Sales (USD million)	1,849.6	1,856.1	0%	1,809.9	2%
Operating Income (USD million)	246.7	399.1	-38%	191.6	29%
EBITDA[3] (USD million)	350.6	502.2	-30%	297.1	18%
EBITDA per Ton[4] (USD)	147.4	213.9		128.6
EBITDA Margin (% of net sales)	19.0%	27.1%		16.4%
Equity in Results of Non-Consolidated Companies	6.5	0.8		(213.4)
Net Income (USD million)	144.8	264.3		(126.5)
Equity Holders' Net Income (Loss) (USD million)	118.4	228.9		(126.2)
Earnings (Loss) per ADS (USD)	0.60	1.17		(0.64)

•	EBITDA of USD350.6 million in the fourth quarter 2016, with EBITDA per ton of USD147.4 and EBITDA margin of 19%.
•	Earnings per American Depositary Share (ADS)[5] of USD0.60 in the fourth quarter 2016.
•	Capital expenditures of USD100.4 million in the fourth quarter 2016, in line with capital expenditures in the third quarter 2016.
•	Of note in the fourth quarter 2016, was a donation of USD11.1 million related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

[3]	EBITDA in the fourth quarter 2016 equals operating income of USD246.7 million adjusted to exclude depreciation and amortization of USD103.9 million.
[4]	Consolidated EBITDA divided by steel shipments.
[5]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

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Ternium’s operating income in the fourth quarter 2016 was USD246.7 million, with a strong EBITDA per ton of USD147.4. Operating margin6 decreased sequentially mainly as a result of a USD45 higher steel operating cost per ton7 and a USD13 lower steel revenue per ton, while shipments were slightly higher mainly due to an improvement in shipments in the Southern Region. The increase in operating cost per ton was mainly related to higher purchased slabs and raw material costs flowing through the company’s inventories. Steel revenue per ton decreased principally as a result of lower realized steel prices in Mexico and Other Markets partially offset by higher steel prices in the Southern region. Although steel prices in the NAFTA market increased during the fourth quarter 2016, Ternium’s revenue per ton in Mexico reflected the third quarter 2016 steel price decrease in the market as a result of the regular price reset of index-based quarterly contracts with industrial customers.

Compared to the fourth quarter 2015, the company’s operating income in the fourth quarter 2016 increased USD55.1 million, with higher operating margin and shipments. Operating margin in the fourth quarter 2016 increased year-over-year principally due to 4% lower operating cost per ton partially offset by a slight decrease of steel revenue per ton. Shipments were 68,000 tons higher compared to the fourth quarter 2015, mainly as a result of a 118,000 ton increase in Mexico partially offset by a 66,000 ton decrease in the Southern Region.

The company’s net income in the fourth quarter 2016 was USD144.8 million, compared to USD264.3 million in the third quarter 2016. The USD119.6 million decrease in net income was mainly due to the above mentioned lower operating income, partially offset by better net financial expenses and results from non-consolidated companies, as well as lower income tax expense.

Relative to the prior-year-period, net income in the fourth quarter 2016 increased by USD271.3 million mainly due to better results from non-consolidated companies, higher operating income and better net financial expenses, partially offset by higher income tax expense. In the fourth quarter 2015, results from non-consolidated companies included a USD191.9 million impairment charge on Ternium’s investments in Usiminas.

[6]	Operating margin is equal to revenue per ton minus operating cost per ton.
[7]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

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Roberto Rocca Technical School

During 2016, Ternium inaugurated the Roberto Rocca Technical School in Pesquería, Mexico, with 128 students at the start of the 2016-2017 school year. The school, which is a part of Ternium’s Pesquería Industrial Center, is the first of its kind in Mexico, offering specializations in electro-mechanics and other disciplines, and scholarships for all students. Once fully completed, the school will have capacity for 360 students, with 12 classrooms, 17 workshops, two labs, a library, a gym, an auditorium, a cafeteria and other facilities. Ternium expects a total investment of approximately USD28.0 million for the school.

Ternium’s Pesquería Industrial Center, founded in 2013 with a greenfield investment of USD1.1 billion, is located approximately 25 miles from Ternium’s main facilities in Monterrey, Mexico, and is focused on manufacturing high-end steel for the auto industry. The Roberto Rocca Technical School is an example of Ternium’s social responsibility initiatives that focus on increasing the technical skills and knowledge of the communities in which Ternium operates.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.10 per share (USD1.00 per ADS), or approximately USD196.3 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2017. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 12, 2017, with record-date of May 9, 2017.

Market Background and Outlook

Ternium expects sequentially higher operating income in the first quarter 2017 on an increase in shipments and operating margin. Higher shipments in Mexico will be partially offset by seasonally lower shipments in the Southern Region. In addition, operating margin will increase as a result of higher realized prices in the company’s main markets and relatively stable cost per ton.

The company’s shipments in Mexico increased 8% year-over-year in 2016, which was above the country’s apparent steel use year-over-year expansion of 2% to 3%. Ternium’s performance was driven by incrementally improved local manufacturing and construction activity and a weaker oil & gas sector. Additionally, several governmental trade measures in 2016 against unfair steel trade practices in the U.S. and Mexico resulted in lower steel imports in the region and improved business conditions.

Steel consumption in Mexico could soften in 2017, as lingering uncertainties over NAFTA’s future terms of trade affect construction activity and the investment climate in the country. Notwithstanding this, Ternium expects sequentially higher shipment volumes in Mexico in the first quarter of the year, reflecting a restocking in the value chain in response to strengthening steel prices.

Argentina’s steel market was relatively weak in 2016, as the country faced a significant rebalancing of the economy’s relative prices in a year of macroeconomic policy changes, coupled with a recession in the Brazilian economy. Domestic steel demand, however, started to rebound in the fourth quarter 2016 and the company believes it will gradually recover during 2017, as some of Argentina’s steel consuming sectors start to show positive signs, together with improved expectations for the neighboring Brazilian economy. Ternium expects sequentially lower shipments in the Southern Region in the first quarter 2017, mainly as a result of seasonally slower customer activity at the beginning of the year. Ternium also anticipates an increase in revenue per ton, following an upturn in international steel prices.

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Analysis of Fourth Quarter 2016 Results

Net gain attributable to Ternium’s equity owners in the fourth quarter 2016 was USD118.4 million, compared to net loss attributable to Ternium’s equity owners of USD126.2 million in the fourth quarter 2015. Including non-controlling interest, net gain for the fourth quarter 2016 was USD144.8 million, compared to net loss of USD126.5 million in the fourth quarter 2015. Earnings per ADS in the fourth quarter 2016 were USD0.60, compared to losses per ADS of USD0.64 in the fourth quarter 2015.

Net sales in the fourth quarter 2016 were USD1.8 billion, or 2% higher than net sales in the fourth quarter 2015. The following table outlines Ternium’s consolidated net sales for the fourth quarter 2016 and the fourth quarter 2015:

	Net Sales (million USD)
	4Q 2016	4Q 2015	Dif.
Mexico	1,128.4	954.2	18%
Southern Region	498.3	650.3	-23%
Other Markets	218.4	199.6	9%
Total steel products net sales	1,845.1	1,804.1	2%
Other products[1]	3.8	5.3	-27%
Steel segment net sales	1,849.0	1,809.4	2%

Mining segment net sales	54.6	45.4	20%
Intersegment eliminations	(54.0)	(44.8)
Net sales	1,849.6	1,809.9	2%

[1]	The item "Other products" primarily includes pig iron.

Cost of sales was USD1.4 billion in the fourth quarter 2016, a decrease of USD21.8 million compared to the fourth quarter 2015. This was principally due to a USD19.5 million, or 2%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal and scrap, partially offset by a 3% increase in steel shipments volume.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2016 were USD175.5 million, or 9.5% of net sales, a decrease of USD4.6 million compared to SG&A expenses in the fourth quarter 2015, mainly due to lower taxes and contributions (other than income tax) partially offset by higher labor costs and services and fees expenses.

Other net operating expense in the fourth quarter 2016 was a USD10.8 million loss, compared to a USD0.1 million gain in the fourth quarter 2015. Other net operating expense in the fourth quarter 2016 included an USD11.1 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income in the fourth quarter 2016 was USD246.7 million, or 13% of net sales, compared to operating income of USD191.6 million, or 11% of net sales, in the fourth quarter 2015. The following table outlines Ternium’s operating income by segment for the fourth quarter 2016 and fourth quarter 2015:

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	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2016	4Q 2015	4Q 2016	4Q 2015	4Q 2016	4Q 2015	4Q 2016	4Q 2015
Net Sales	1,849.0	1,809.4	54.6	45.4	(54.0)	(44.8)	1,849.6	1,809.9
Cost of sales	(1,418.7)	(1,434.0)	(51.5)	(46.0)	53.6	41.6	(1,416.6)	(1,438.4)
SG&A expenses	(172.9)	(177.1)	(2.6)	(3.0)	-	-	(175.5)	(180.1)
Other operating (expense) income , net	(11.3)	(0.3)	0.5	0.4	-	-	(10.8)	0.1
Operating income (expense)	246.1	198.1	0.9	(3.3)	(0.4)	(3.2)	246.7	191.6

EBITDA	337.8	292.3	13.2	8.0	(0.4)	(3.2)	350.6	297.1

Steel reporting segment

The steel segment’s operating income was USD246.1 million in the fourth quarter 2016, an increase of USD48.1 million compared to the fourth quarter 2015, reflecting higher net sales and lower operating cost.

Net sales of steel products in the fourth quarter 2016 increased 2% compared to the fourth quarter 2015, reflecting a 68,000-ton increase in shipments partially offset by a slightly lower revenue per ton. Shipments increased 3% year-over-year in the fourth quarter 2016 mainly due to higher shipments in Mexico and in Other Markets, partially offset by lower shipment in the Southern Region. The decrease in revenue per ton reflected lower steel prices in the Southern Region partially offset by higher steel prices and better product mix in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2016	4Q 2015	Dif.	4Q 2016	4Q 2015	Dif.	4Q 2016	4Q 2015	Dif.
Mexico	1,128.4	954.2	18%	1,524.8	1,406.7	8%	740	678	9%
Southern Region	498.3	650.3	-23%	577.5	643.6	-10%	863	1,010	-15%
Other Markets	218.4	199.6	9%	275.6	259.3	6%	792	770	3%

Total steel products	1,845.1	1,804.1	2%	2,378.0	2,309.6	3%	776	781	-1%
Other products[1]	3.8	5.3	-27%

Steel segment	1,849.0	1,809.4	2%

 1 The item "Other products" primarily includes pig iron.

Operating cost decreased 1% in the fourth quarter 2016, due to a 4% decrease in cost per ton partially offset by the above mentioned 3% increase in shipments. The decrease in cost per ton year-over-year was mainly the result of lower raw material costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD0.9 million in the fourth quarter 2016, compared to a loss of USD3.3 million in the fourth quarter 2015, mainly reflecting higher iron ore sales partially offset by higher operating cost.

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Mining products net sales in the fourth quarter 2016 increased USD9.2 million, mainly as a result of higher revenue per ton partially offset by lower shipments. Shipments were 855,000 tons, 6% lower than in the fourth quarter 2015.

	Mining segment
	4Q 2016	4Q 2015	Dif.
Net Sales (million USD)	54.6	45.4	20%
Shipments (thousand tons)	855.5	906.1	-6%
Revenue per ton (USD/ton)	64	50	27%

Operating cost increased 10% year-over-year, mainly due to 17% increase in operating cost per ton partially offset by the above mentioned 6% decrease in shipment volumes.

EBITDA in the fourth quarter 2016 was USD350.6 million, or 19.0% of net sales, compared to USD297.1 million, or 16.4% of net sales, in the fourth quarter 2015.

Net financial results were a USD3.7 million loss in the fourth quarter 2016, compared to a USD53.5 million loss in the fourth quarter 2015. During the fourth quarter 2016, Ternium’s net financial interest results totaled a loss of USD21.1 million, compared to a loss of USD15.5 million in the fourth quarter 2015, reflecting higher weighted average interest rates partially offset by a lower indebtedness.

Net foreign exchange results were a gain of USD16.4 million in the fourth quarter 2016 compared to a loss of USD30.1 million in the fourth quarter 2015. The fourth quarter 2016 gain was mainly due to the positive impact of the Mexican peso’s 6% devaluation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries. The fourth quarter 2015 loss was mainly due to the negative impact of the Argentine Peso’s 28% depreciation against the U.S. dollar on Ternium’s Argentine subsidiary Siderar’s U.S. dollar financial position. Siderar’s functional currency is the Argentine Peso.

Change in fair value of financial instruments included in net financial results was a USD1.3 million gain in the fourth quarter 2016 compared to an USD7.4 million loss in the fourth quarter 2015.

Equity in results of non-consolidated companies was a gain of USD6.5 million in the fourth quarter 2016, compared to a loss of USD213.4 million in the fourth quarter 2015. The equity in results of non-consolidated companies in the fourth quarter 2015 included a USD191.9 million loss related to an impairment of Ternium’s investment in Usiminas.

Income tax expense in the fourth quarter 2016 was USD104.8 million, or 42% of income before income tax expense, compared to an income tax expense of USD51.2 million in the fourth quarter 2015, or 68% of income before income tax expense. Effective tax rate in the fourth quarter 2016 included a non-cash charge on deferred taxes due to the 6% devaluation of the Mexican peso against the U.S. dollar during the period, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency). Effective tax rate in the fourth quarter 2015 was mainly affected by the impact of non-taxable losses stemming from the investment in Usiminas.

Net gain attributable to non-controlling interest in the fourth quarter 2016 was USD26.3 million, compared to net loss of USD0.3 million in the same period in 2015.

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Analysis of Full Year 2016 Results

Net income attributable to Ternium’s equity owners in 2016 was USD595.6 million, compared to a net income attributable to Ternium’s equity owners of USD8.1 million in 2015. Including non-controlling interest, net income for 2016 was USD706.9 million, compared to net income of USD59.8 million in 2015. Earnings per ADS in 2016 were USD3.03, compared to earnings of USD0.04 in 2015.

Net sales in 2016 were USD7.2 billion, 8% lower than net sales in 2015. The following table outlines Ternium’s consolidated net sales for 2016 and 2015:

	Net Sales (million USD)
	FY 2016	FY 2015	Dif.
Mexico	4,477.6	4,354.8	3%
Southern Region	1,865.9	2,567.2	-27%
Other Markets	864.4	905.4	-5%
Total steel products net sales	7,208.0	7,827.4	-8%
Other products[1]	13.8	47.7	-71%
Steel segment net sales	7,221.8	7,875.2	-8%

Mining segment net sales	204.9	203.1	1%
Intersegment eliminations	(202.7)	(200.8)
Net sales	7,224.0	7,877.4	-8%

[1]	The item “Other products” primarily includes pig iron.

Cost of sales was USD5.4 billion in 2016, a decrease of USD1.1 billion compared to 2015. This was principally due to a USD969.6 million, or 20%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD123.3 million decrease in other costs, mainly including a USD50.2 million decrease in maintenance expenses, a USD39.5 million decrease in labor cost, a USD28.9 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and an USD9.2 million decrease in services and fees, partially offset by a 2% increase in steel shipments volume.

Selling, General & Administrative (SG&A) expenses in 2016 were USD687.9 million, or 9.5% of net sales, a decrease of USD82.3 million compared to SG&A expenses in 2015 mainly due to lower taxes and contributions (other than income tax), lower labor costs, freight and transportation expenses, and services and fees expenses.

Other net operating expense in 2016 was a USD9.9 million loss, compared to a USD9.5 million gain in 2015. Other net operating expense in 2016 included an USD11.1 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income in 2016 was USD1.1 billion, or 15.8% of net sales, compared to operating income of USD639.3 million, or 8.1% of net sales, in 2015. The following table outlines Ternium’s operating income by segment for 2016 and 2015.

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	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015
Net Sales	7,221.8	7,875.2	204.9	203.1	(202.7)	(200.8)	7,224.0	7,877.4
Cost of sales	(5,391.0)	(6,456.6)	(192.0)	(214.7)	198.7	194.0	(5,384.4)	(6,477.3)
SG&A expenses	(677.0)	(757.1)	(10.9)	(13.2)	-	-	(687.9)	(770.3)
Other operating (expenses) income, net	(9.5)	9.2	(0.4)	0.3	-	-	(9.9)	9.5
Operating income (expense)	1,144.2	670.7	1.5	(24.5)	(4.0)	(6.9)	1,141.7	639.3

EBITDA	1,505.8	1,055.0	46.7	24.9	(4.0)	(6.9)	1,548.6	1,073.1

Steel reporting segment

The steel segment’s operating income was USD1.1 billion in 2016, an increase of USD473.5 million compared to the operating income in 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in 2016 decreased 8% compared to net sales in 2015, reflecting a USD77 decrease in steel revenue per ton, partially offset by a 164,000 tons increase in shipments. Revenue per ton decreased 9% reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix. Shipments increased 2% year-over-year in 2016 mainly due to higher shipments in Mexico and Other Markets, partially offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	FY 2016	FY 2015	Dif.	FY 2016	FY 2015	Dif.	FY 2016	FY 2015	Dif.
Mexico	4,477.6	4,354.8	3%	6,405.2	5,933.4	8%	699	734	-5%
Southern Region	1,865.9	2,567.2	-27%	2,220.8	2,552.2	-13%	840	1,006	-16%
Other Markets	864.4	905.4	-5%	1,138.1	1,114.6	2%	760	812	-6%

Total steel products	7,208.0	7,827.4	-8%	9,764.0	9,600.3	2%	738	815	-9%
Other products[1]	13.8	47.7	-71%

Steel segment	7,221.8	7,875.2	-8%

1 The item “Other products” primarily includes pig iron.

Operating cost decreased 16% due to a 17% decrease in operating cost per ton partially offset by the above-mentioned 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs, energy and labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD1.5 million in 2016, compared to a loss of USD24.5 million in 2015, mainly reflecting lower operating cost and relatively stable iron ore sales.

Net sales of mining products in 2016 were 1% higher than those in 2015, reflecting 9% lower shipments offset by 11% higher revenue per ton.

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	Mining segment
	FY 2016	FY 2015	Dif.
Net Sales (million USD)	204.9	203.1	1%
Shipments (thousand tons)	3,309.6	3,635.6	-9%
Revenue per ton (USD/ton)	62	56	11%

Operating cost decreased 11% year-over-year, mainly due to the above mentioned 9% decrease in shipment volumes and 2% decrease in operating cost per ton.

EBITDA in 2016 was USD1.5 billion, or 21.4% of net sales, compared with USD1.1 billion, or 13.6% of net sales, in 2015.

Net financial expenses were USD37.9 million in 2016, compared to USD99.4 million in 2015. During 2016, Ternium’s net interest results totaled a loss of USD75.8 million, compared with a loss of USD81.5 million in 2015.

Net foreign exchange results was a gain of USD20.3 million in 2016 compared to a loss of USD5.2 million in 2015.

Change in fair value of financial instruments included in net financial results was a USD19.3 million gain in 2016 compared to a USD10.2 million loss in 2015.

Equity in results of non-consolidated companies was a gain of USD14.6 million in 2016, compared to a loss of USD272.8 million in 2015. The equity in results of non-consolidated companies in 2015 included the above mentioned USD191.9 million loss related to an impairment of Ternium’s investment in Usiminas.

Income tax expense in 2016 was USD411.5 million, or 37% of income before income tax, compared to an income tax expense of USD207.3 million, or 78% of income before income tax, in 2015. Effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% devaluation of the Mexican peso against the U.S. dollar during the period, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency). Effective tax rate in 2015 was mainly affected by the impact of non-taxable losses stemming from the investment in Usiminas, among other non-cash effects on deferred taxes.

Net gain attributable to non-controlling interest in 2016 was USD111.3 million, compared to a net gain of USD51.7 million in 2015.

Cash Flow and Liquidity

Net cash provided by operating activities in 2016 was USD1.1 billion. Working capital increased by USD162.4 million in 2016 as a result of an aggregate USD149.7 million increase in trade and other receivables and a USD114.7 million increase in inventories, partially offset by an aggregate USD102.0 million increase in accounts payable and other liabilities. The increase in inventories in 2016 was mainly due to higher inventory cost, partially offset by lower inventory volumes, of goods in process, purchased slabs and raw materials, and higher inventory cost and volumes of finished goods.

Cash flow related to capital expenditures in 2016 was USD435.5 million, USD31.2 million lower than cash flow in 2015. The main investments carried out during the year included, in Mexico, those made for the upgrade and expansion of a hot strip mill, the expansion of service center processing capacity, the improvement of environmental and safety conditions at certain facilities and the expansion of Peña Colorada’s iron ore processing facilities to compensate for lower grade ore reserves, and, in Argentina, those made at the steelmaking facilities, the coking facilities, the hot-rolling mill and at one cold-rolling mill.

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In 2016, Ternium had free cash flow of USD664.1 million8. During the year, the company contributed USD114.4 million to Usiminas in connection with its capital increase process and lent USD92.5 million to its non-consolidated company Techgen. In addition, Ternium’s net repayment of borrowings in 2016 was USD281.2 million. Net dividends paid to shareholders were USD176.7 million and net dividends paid by subsidiaries to non-controlling interest were USD50.8 million. As of December 31, 2016, Ternium’s net debt position was USD0.9 billion9.

Net cash provided by operating activities in the fourth quarter 2016 was USD278.1 million. Working capital decreased by USD0.6 million in the fourth quarter 2016 as a result of an aggregate USD44.0 million decrease in trade and other receivables and an aggregate USD42.2 million increase in accounts payable and other liabilities, partially offset by a USD85.6 million increase in inventories. The increase in inventories in the fourth quarter 2016 was mainly due to higher inventory cost of finished goods and raw materials, and higher inventory volumes of goods in process and purchased slabs. Cash flow related to capital expenditures in the fourth quarter 2016 was USD100.4 million, USD23.4 million lower than cash flow in the fourth quarter 2015. Ternium had free cash flow of USD177.7 million10 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

[8]	Free cash flow in 2016 equals net cash provided by operating activities of USD1.1 billion less capital expenditures of USD435.5 million.
[9]	Net debt position at December 31, 2016 equals borrowings of USD1.2 billion less cash and equivalents plus other investments of USD0.3 billion.
[10]	Free cash flow in the fourth quarter 2016 equals net cash provided by operating activities of USD278.1 million less capital expenditures of USD100.4 million.

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Consolidated Income Statement

USD million	4Q 2016	4Q 2015	FY 2016	FY 2015

Net sales	1,849.6	1,809.9	7,224.0	7,877.4
Cost of sales	(1,416.6)	(1,438.4)	(5,384.4)	(6,477.3)
Gross profit	433.0	371.6	1,839.6	1,400.2
Selling, general and administrative expenses	(175.5)	(180.1)	(687.9)	(770.3)
Other operating (expenses) income, net	(10.8)	0.1	(9.9)	9.5
Operating income	246.7	191.6	1,141.7	639.3

Finance expense	(24.7)	(17.6)	(90.0)	(89.5)
Finance income	3.7	2.1	14.1	8.0
Other financial income (expenses), net	17.4	(38.0)	38.0	(17.9)
Equity in earnings (losses) of non-consolidated companies	6.5	(213.4)	14.6	(272.8)
Profit (loss) before income tax expense	249.6	(75.3)	1,118.5	267.1

Income tax expense	(104.8)	(51.2)	(411.5)	(207.3)
Profit (loss) for the period	144.8	(126.5)	706.9	59.8

Attributable to:
Owners of the parent	118.4	(126.2)	595.6	8.1
Non-controlling interest	26.3	(0.3)	111.3	51.7
Profit (Loss) for the period	144.8	(126.5)	706.9	59.8

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Consolidated Statement of Financial Position

USD million	December 31, 2016	December 31, 2015

Property, plant and equipment, net	4,136.0	4,207.6
Intangible assets, net	842.6	888.2
Investments in non-consolidated companies	418.4	250.4
Deferred tax assets	85.8	98.1
Receivables, net	132.6	36.1
Trade receivables, net	1.3	-
Other investments	6.0	-
Total non-current assets	5,622.6	5,480.4

Receivables	79.8	89.5
Derivative financial instruments	0.3	1.8
Inventories, net	1,647.9	1,579.1
Trade receivables, net	633.7	511.5
Other investments	144.9	237.2
Cash and cash equivalents	183.5	151.5
Total current assets	2,690.1	2,570.5

Non-current assets classified as held for sale	10.2	11.7

Total assets	8,322.9	8,062.6

Capital and reserves attributable to the owners of the parent	4,391.3	4,033.1
Non-controlling interest	775.3	769.8

Total Equity	5,166.6	4,803.0

Provisions	7.0	8.1
Deferred tax liabilities	609.0	609.5
Other liabilities	302.8	320.7
Trade payables	9.3	13.4
Borrowings	396.7	607.2
Total non-current liabilities	1,324.8	1,559.0

Current income tax liabilities	178.1	41.1
Other liabilities	228.1	156.7
Trade payables	603.1	568.5
Derivative financial instruments	0.3	20.6
Borrowings	821.9	913.8
Total current liabilities	1,831.5	1,700.6

Total liabilities	3,156.3	3,259.6

Total equity and liabilities	8,322.9	8,062.6

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Consolidated Statement of Cash Flows

USD million	4Q 2016	4Q 2015	FY 2016	FY 2015

Profit (Loss) for the period	144.8	(126.5)	706.9	59.8

Adjustments for:
Depreciation and amortization	103.9	105.5	406.9	433.8
Equity in (earnings) losses of non-consolidated companies	(6.5)	213.4	(14.6)	272.8
Changes in provisions	0.8	0.6	1.7	3.2
Net foreign exchange results and others	(23.7)	44.5	(33.9)	61.5
Interest accruals less payments	4.1	6.2	12.7	5.5
Income tax accruals less payments	54.1	20.4	182.3	(23.9)
Results on the sale of participation in subsidiary company	-	-	-	1.7
Changes in working capital	0.6	49.4	(162.4)	509.1

Net cash provided by operating activities	278.1	313.5	1,099.6	1,323.5

Capital expenditures	(100.4)	(123.8)	(435.5)	(466.6)
Proceeds from the sale of property, plant & equipment	0.4	0.3	1.2	1.2
Sale of participation in subsidiary company, net of cash disposed	-	-	-	(0.7)
Investment in non-consolidated companies	-	(9.6)	(114.4)	(9.6)
Dividends received from non-consolidated companies	0.1	-	0.2	-
Loans granted to non-consolidated companies	(15.3)	(10.4)	(92.5)	(10.4)
Decrease (increase) in Other Investments	45.9	(86.4)	86.3	(85.9)

Net cash used in investing activities	(69.3)	(229.9)	(554.7)	(572.1)

Dividends paid in cash to company's shareholders	-	-	(176.7)	(176.7)
Dividends paid in cash to non-controlling interest	-	-	(50.8)	(32.7)
Acquisition of non-controlling interest	-	-	-	(74.0)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	-	30.9
Proceeds from borrowings	117.1	141.0	910.6	822.7
Repayments of borrowings	(290.8)	(271.0)	(1,191.8)	(1,379.7)

Net cash used in financing activities	(173.8)	(129.9)	(508.7)	(809.6)

Increase (Decrease) in cash and cash equivalents	35.0	(46.4)	36.2	(58.2)

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	Shipments
Thousand tons	4Q 2016	4Q 2015	3Q 2016	FY 2016	FY 2015

Mexico	1,524.8	1,406.7	1,529.4	6,405.2	5,933.4
Southern Region	577.5	643.6	535.3	2,220.8	2,552.2
Other Markets	275.6	259.3	283.1	1,138.1	1,114.6
Total steel segment	2,378.0	2,309.6	2,347.9	9,764.0	9,600.3

Total mining segment	855.5	906.1	808.3	3,309.6	3,635.6

	Revenue / ton
USD/ton	4Q 2016	4Q 2015	3Q 2016	FY 2016	FY 2015

Mexico	740	678	767	699	734
Southern Region	863	1,010	845	840	1,006
Other Markets	792	770	803	760	812
Total steel segment	776	781	789	738	815

Total mining segment	64	50	72	62	56

	Net Sales
USD million	4Q 2016	4Q 2015	3Q 2016	FY 2016	FY 2015

Mexico	1,128.4	954.2	1,172.8	4,477.6	4,354.8
Southern Region	498.3	650.3	452.5	1,865.9	2,567.2
Other Markets	218.4	199.6	227.2	864.4	905.4
Total steel products	1,845.1	1,804.1	1,852.5	7,208.0	7,827.4
Other products[1]	3.8	5.3	3.0	13.8	47.7
Total steel segment	1,849.0	1,809.4	1,855.5	7,221.8	7,875.2

Total mining segment	54.6	45.4	58.1	204.9	203.1

Total steel and mining segments	1,903.6	1,854.8	1,913.6	7,426.6	8,078.3

Intersegment eliminations	(54.0)	(44.8)	(57.5)	(202.7)	(200.8)

Total net sales	1,849.6	1,809.9	1,856.1	7,224.0	7,877.4

[1]	The item “Other products” primarily includes pig iron.

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